

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

Judi Sobecki
General Counsel
The Dayton Power and Light Company
1065 Woodman Drive
Dayton, OH 45432

> **Re: The Dayton Power and Light Company**
> **Registration Statement on Form S-4**
> **Filed November 8, 2019**
> **File No. 333-234611**

Dear Ms. Sobecki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation